FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

18 February 2010

HSBC BANK CANADA

RESULTS FOR THE FOURTH QUARTER AND

YEAR ENDED 31 DECEMBER 2009^

HIGHLIGHTS

•    Net income attributable to common shares was C$148 million for the quarter ended 31 December 2009, an increase of 28.7 per cent compared to the same period in 2008.

•    Net income attributable to common shares was C$448 million for the year ended 31 December 2009, a decrease of 21.8 per cent compared with C$573 million for the year ended 31 December
 2008.

•    Return on average common equity was 17.3 per cent for the quarter ended 31 December 2009 and 13.1 per cent for the year ended 31 December 2009 compared with 12.8 per cent and 16.6 per cent, respectively, for the same periods in 2008.

•    The cost efficiency ratio was 44.2 per cent for the quarter ended 31 December 2009 and 48.4 per cent for the year ended 31 December 2008 compared with 49.3 per cent and 49.6 per cent, respectively, for the same periods in 2008.

•    Total assets were C$71.3 billion at 31 December 2009, a decrease of C$0.7 billion, or 1.0 per cent, from C$72.0 billion at 31 December 2008.

•    Total funds under management were C$28.2 billion at 31 December 2009, an increase of C$6.9 billion, or 32.4 per cent, from C$21.3 billion at 31 December 2008.

•    Tier 1 capital ratio of 12.1 per cent and a total capital ratio of 14.9 per cent at 31 December 2009 compared to 10.1 per cent and 12.5 per cent respectively at 31 December 2008.

^ Results are prepared in accordance with Canadian generally accepted accounting principles.

HSBC Bank Canada	Financial Commentary

Overview

HSBC Bank Canada ("the bank") recorded net income attributable to common shares of C$148 million for the fourth quarter ended 31 December 2009, an increase of C$33 million, or 28.7 per cent, from C$115 million for the fourth quarter of 2008. Net income attributable to common shares for the year ended 31 December 2009 was C$448 million, a decrease of $125 million or 21.8 per cent compared with C$573 million for 2008.

Net income attributable to common shares for the year ended 31 December 2009 from core banking operations, which consists of` Personal Financial Services, Commercial Banking and Global Banking and Markets, was C$494 million, C$30 million or 5.7 per cent lower than 2008 and from Consumer Finance was a loss of C$46 million, C$95 million or 194 per cent lower than 2008.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer, said:

"2009 saw GDP fall by 2.6 per cent, making it another challenging year for the Canadian economy, our customers and our business. In the face of these pressures, our strong capital base meant we were able to continue to focus on supporting our customers and managing our business well. Our cost efficiency ratio improved, from 49.6 per cent down to 48.4 per cent; we increased funds under management by C$6.9 billion; our tier 1 capital increased from 10.1 per cent to 12.1 per cent while our total capital ratio increased from 12.5 per cent to 14.9 per cent year on year.

"While net income was down over the year, these results show resilience given the significant market challenges. Pre-tax income from our core banking operations was less than 3 per cent lower than 2008, despite the impact of increased credit losses. Our fourth quarter results were particularly encouraging, with the strongest performance for the past 18 months.

"Despite uncertainties ahead, the outlook for the Canadian economy is more positive in 2010 and we expect GDP growth to return to 2.4 per cent this year. Our capital and liquidity strength, combined with our conservative balance sheet, mean we are well positioned for the future, as economic conditions begin to improve".

Net interest income

Net interest income for the fourth quarter of 2009 was C$393 million, compared with C$375 million for the same quarter in 2008, an increase of C$18 million, or 4.8 per cent. This resulted from an increase in net interest margin to 2.52 per cent in the quarter compared with 2.33 per cent in the same quarter of 2008, offset by a decrease in average interest earning assets from C$64.1 billion to C$61.9 billion.

Net interest income from core banking operations increased by C$37 million or 13.9 per cent. This was as a result of an increase in net interest margin to 2.06 per cent in the fourth quarter from 1.78 per cent in the same period last year, while average interest earning assets decreased from C$59.8 billion to C$58.5 billion. The net interest margin for core banking operations increased as a result of repricing on commercial loans, repricing fixed deposits and the beneficial impact on the cost of wholesale funds from lower credit spreads. The interest margin in the fourth quarter of 2008 reflected reductions in prime rates following actions taken at that time by central banks arising from adverse economic conditions while rates on deposits repriced downward less quickly, as well as the impact of widening credit spread on the cost of wholesale funds.

Net interest income for the Consumer Finance business decreased by C$19 million or 17.6 per cent compared to the same quarter in 2008 mainly as a result of a reduction in average receivables, including consumer finance, automobile and other loans of 19.5 per cent to C$3.3 billion.

Net interest income for the three months ended 31 December 2009 increased C$25 million or 6.8 per cent compared to the third quarter of 2009, while net interest margin increased to 2.52 per cent from 2.36 per cent. The net interest margin for core banking operations increased by 14 basis points compared to the third quarter as a result of pricing initiatives on commercial loans reflecting changes in the credit environment, and the impact of fixed deposits repricing at lower rates. The cost of funds reduced as a result of lower rates paid on wholesale deposits resulting from tighter credit spreads. In addition, the Consumer Finance business was adversely impacted in the third quarter by a provision relating to merchant discounts.

Net interest income was C$1,479 million for the year ended 31 December 2009, compared with C$1,644 million for 2008, a decrease of C$165 million, or 10.0 per cent. This resulted from lower average interest earning assets of C$61.6 billion compared to C$63.6 billion, together with the impact of a reduction of net interest margin to 2.40 per cent from 2.59 per cent. Central bank actions to correct adverse economic conditions saw multiple reductions in the prime rate during 2008 and 2009. This resulted in reduced interest income on floating rate loans, that was not offset by an equal reduction in interest expense as our deposits repriced downwards more slowly over the period. Also impacting net interest margin was the reduction in the value of interest free funds and low interest deposits in a falling interest rate environment as well as the lower rates earned on government and other securities, which represented a higher proportion of earning assets compared to previous periods. Wider credit spreads experienced across the banking industry also adversely impacted the relative cost of wholesale funding compared with 2008. The reduction in average interest earning assets also reflected the sale of the automobile loan portfolio in July 2008, as well as reduced customer borrowings, particularly in our commercial banking business, although this was partially offset by increased holdings of lower yielding government securities.

Non-interest revenue

Non-interest revenue was C$267 million in the fourth quarter of 2009, compared with C$223 million for the same quarter in 2008, an increase of C$44 million, or 19.7 per cent. Capital market fees were C$36 million higher due to increased activities in underwriting, advisory, equity and debt markets in 2009 which resulted in higher commissions earned on client trading activities. Securitization income was C$17 million higher due to a higher volume of transactions combined with the effect of higher spreads due to lower securitization funding rates. Credit fees were C$19 million higher due to pricing initiatives in commercial banking. Investment administration fees were C$5 million higher reflecting the increased market values of customer portfolios compared to the prior year as equity markets increased as well as increased sales of investment products.

Net gains (losses) on available-for-sale ("AFS") and other securities were C$54 million better than the same quarter in 2008, mainly reflecting other-than-temporary impairment ("OTTI") of C$49 million recorded in 2008 on non-bank Canadian Asset Backed Commercial Paper ("ABCP") designated as AFS. Trading revenue of C$21 million was C$60 million lower in the fourth quarter of 2009 compared to the same period in the prior year, which benefited from volatile interest and foreign exchange markets and the favourable impact of foreign currency funding in a lower interest rate environment. Other net mark-to-market accounting gains and losses include changes in the value of our own debt obligations designated at fair value, US$ denominated funding of US$ denominated AFS securities where the corresponding translation gains or losses are recorded in shareholders' equity through accumulated other comprehensive income and derivatives used for hedging purposes. Other net mark-to-market accounting gains of C$8 million in the fourth quarter of 2009 decreased by C$15 million compared to the same period in 2008 due to the adverse impact of tightening credit spreads on the fair value of our own debt, partially offset by the effect of changes in interest rates on derivatives used for hedging purposes and the positive impact of strengthening of the Canadian dollar compared to the US dollar on US$ denominated AFS securities.

Non-interest revenue for the three months ended 31 December 2009 was C$77 million or 40.5 per cent higher than the third quarter of 2009. Trading revenues increased by C$36 million mainly as a result of the impact of the credit rating downgrade on certain of the Master Asset Vehicle ("MAV") notes of C$42 million recorded in the third quarter. Capital market fees increased by C$23 million due to higher client trading volumes resulting from increased equity markets and from higher structuring and advisory fees. Securitization income was C$15 million higher due to an increased volume of transactions combined with the impact of higher spreads due to lower securitization funding rates. The effect of losses on AFS and other securities was C$12 million better due to the impact of OTTI recorded on certain mortgage backed securities in the third quarter. Credit fees increased by C$6 million resulting from pricing initiatives in commercial banking. Investment administration fees increased by C$3 million reflecting a gradual recovery in client investment balances due to higher equity markets. Other non-interest revenue was C$9 million lower due to lower income from credit cards as well as loan insurance products.

Non-interest revenue for the year ended 31 December 2009 was C$951 million, compared with C$837 million for 2008, an increase of C$114 million, or 13.6 per cent. Capital market fees increased by C$65 million reflecting very strong capital market activities during 2009 resulting in increases in commissions, proprietary trading revenues and debt and equity underwriting and advisory fees. Credit fees increased by C$41 million resulting from commercial banking pricing initiatives. Securitization income was C$15 million higher due to increased volumes and lower funding rates. Gains on AFS and other securities were C$74 million better mainly due to OTTI of C$62 million recognized in 2008 relating to non-bank ABCP and other AFS securities compared to C$20 million recorded on certain mortgage backed securities in 2009. Investment administration fees were C$13 million lower due to lower average market values of customer portfolios and foreign exchange revenues were C$8 million lower due to lower trading volumes in 2009 arising from less volatile markets. Other non-interest revenue was C$13 million lower mainly as a result of a reduction in the number of closed Canadian Investor Immigrant Program transactions. Trading revenue was C$67 million lower due to less volatility in foreign exchange and interest rates resulting in less favourable trading conditions together with an increase in the mark-to-market writedown of non-bank ABCP of C$16 million. Other net mark-to-market accounting gains and losses were C$22 million higher than the previous year, reflecting the impact of the considerable strength of the Canadian dollar compared to the US dollar on US$ denominated funding of US$ denominated AFS securities and the effect of changing interest rates on hedging derivatives partially offset by the impact of tightening credit spreads on the fair value of our own debt.

Non-interest expenses

Non-interest expenses of C$292 million in the fourth quarter of 2009 were C$3 million lower than the same period in 2008. Salaries and employee benefits were C$16 million higher, reflecting increased variable compensation from higher capital markets activities partially offset by lower staff costs from a reduced number of employees together with the impact of a reduction in pension and benefit expense in 2008 resulting from the release of a valuation allowance previously applicable to pension plan assets. Other non-interest expenses were C$20 million lower due to decreased commodity tax provisions, transaction related costs and information technology expenses as well as the impact of cost control measures. The cost efficiency ratio for the fourth quarter of 2009 improved to 44.2 per cent from 49.3 per cent in the same period in 2008.

Non-interest expenses for the three months ended 31 December 2009 were little changed from the third quarter of 2009. Salaries and employee benefits were C$11 million lower mainly due to lower stock based compensation arising from a reduction in the value of recent awards, as well as the impact of lower vesting of awards than anticipated. Other expenses were C$11 million higher reflecting a normalised level of expenditures compared to the previous quarter. The cost efficiency ratio improved to 44.2 per cent from 52.2 per cent in the third quarter.

Non-interest expenses for the year ended 31 December 2009 were C$1,177 million, compared with C$1,230 million for 2008, a decrease of C$53 million, or 4.3 per cent. Salaries and employee benefits were little changed, reflecting a lower number of staff, particularly in the Consumer Finance business as a result of reductions in its branch network offset by higher variable compensation due to increased capital markets related activities as well as the impact in 2008 of the release of the pension plan allowance noted above. Premises and equipment costs increased by C$12 million, in part from increased computer costs as well as increased amortization costs arising from higher investments in new premises in key target markets. Other non-interest expenses were C$63 million lower due to reductions in information technology expenses, lower commodity tax provisions, certain transaction related costs and the impact of cost control initiatives including corporate travel and other discretionary expenses. Despite the reduction in net interest income, the lower cost base resulted in an improved cost efficiency ratio for the year ended 31 December 2009 of 48.4 per cent compared with 49.6 per cent in 2008.

Credit quality and provision for credit losses

The provision for credit losses was C$131 million for the fourth quarter of 2009, compared with C$136 million in the fourth quarter of 2008, and C$97 million for the third quarter of 2009. The provision for the year ended 31 December 2009 was C$515 million compared to C$379 million for 2008. The increased charge in the fourth quarter of 2009 compared to the third quarter and for the year ended 31 December 2009 compared to 2008 was due to an increase in specific provisions for credit losses arising from the challenging credit environment that existed throughout 2009. The provision for credit losses from banking operations for 2009 was an increase of C$126 million over 2008, mainly in the commercial mid-market and real estate sectors. Credit loss provisions for Consumer Finance operations for 2009 increased by C$10 million to C$238 million compared with C$228 million in 2008.

Gross impaired credit exposures were C$1,022 million, C$90 million higher compared with C$932 million at 31 December 2008. Total impaired exposures, net of specific allowances for credit losses, were C$836 million at 31 December 2009 and C$770 million at 31 December 2008. However, the total of impaired exposures includes C$214 million (2008 - C$207 million) of Consumer Finance and other consumer loans, for which impairment is assessed collectively. The increase in impaired credit exposures was driven by the deterioration of economic conditions across all business sectors that took place during 2009.

The general allowance for credit losses applicable to business and government loans in the banking portfolio was reduced by C$14 million to C$220 million compared to 31 December 2008. This arose as a result of a reduction of the performing commercial loan portfolio during 2009 of C$4.9 billion. The general allowance applicable to Consumer Finance loans was C$201 million compared to C$194 million at 31 December 2008. The total allowance for credit losses, as a percentage of loans and acceptances outstanding, was 1.46 per cent at 31 December 2009 compared with 1.24 per cent at 31 December 2008. The bank considers the total allowance for credit losses to be appropriate given the credit quality of its portfolios and the current credit environment.

Income taxes

The effective tax rate in the fourth quarter of 2009 was 28.7 per cent, which compares to 23.8 per cent in the same quarter of 2008 and 29.3 per cent in the third quarter of 2009. The tax rate was higher in the fourth quarter of 2009 compared to the same period in 2008 primarily due to the release of a pension plan allowance in 2008 which is not taxable as well as the impact in 2008 of lower taxes on future income. The tax rate was lower in the fourth quarter of 2009 compared to the third quarter due to the recognition of increased income earned in the British Columbia international finance centre which is not subject to provincial income tax.

The effective tax rate for the full year in 2009 was 29.1 per cent compared with 29.9 per cent in 2008. The lower tax rate in 2009 arises from a reduction in statutory tax rates, together with the impact of a higher release of a pension plan allowance in 2008 which is not taxable as well as the impact of lower tax rates on future income.

Balance sheet

Total assets at 31 December 2009 were C$71.3 billion, a decrease of C$0.7 billion from 31 December 2008. The decrease from 31 December 2008 mainly resulted from lower demand for commercial credit due to a de-leveraging by clients of their balance sheets and lower consumer finance receivables. This was partially offset by an increase in liquid assets and securities. Commercial loans and acceptances decreased from the end of 2008 by C$4.9 billion to C$23.4 billion. Although net residential mortgages decreased during 2009, activity in housing markets resulted in higher mortgage originations with the result that overall, mortgage loans increased by 3.2 per cent compared with 31 December 2008, although after securitizations there was an overall decrease of C$0.5 billion or 4.2 per cent. Consumer loans and personal lines of credit in the Personal Financial Services business were up by C$0.4 billion to C$5.7 billion while receivables of the Consumer Finance business decreased by C$0.8 billion as a result of lower loan originations arising from credit tightening decisions. Liquidity remained strong at 31 December 2009, with more than C$25.1 billion of cash resources, securities and reverse repurchase agreements compared to C$19.4 billion at 31 December 2008.

Total deposits decreased by C$1.8 billion to C$50.2 billion at 31 December 2009 from C$52.0 billion at 31 December 2008.  Personal deposits grew by C$0.5 billion over 31 December 2008 mainly driven by growth in the number of High Rate and Direct Savings accounts, and core commercial deposits grew by C$0.7 billion, resulting from increased activity in our payments and cash management business. However, higher cost wholesale deposits, included in business and government deposits, decreased by C$3.8 billion as a result of funding from securitizations of C$3.5 billion and lower client borrowings.

Total assets under administration

An increase in equity markets as well as new product sales resulted in an increase in funds under management to C$28.2 billion at 31 December 2009 from C$21.3 billion at 31 December 2008. Including custody and administration balances, total assets under administration were C$38.9 billion, compared with C$30.5 billion at 31 December 2008.

Capital management and regulatory capital ratios

The tier 1 and total capital adequacy ratios calculated in accordance with the Basel II framework were 12.1 per cent and 14.9 per cent respectively at 31 December 2009, up from 10.1 per cent and 12.5 per cent respectively at 31 December 2008. On 21 January 2010, we redeemed C$100 million of 4.39 per cent Subordinated Debentures due 21 January 2015 at 100 per cent of the principal plus accrual interest. This did not have a material impact on capital adequacy.

Dividends

During the fourth quarter of 2009, the bank declared and paid C$70 million in dividends on HSBC Bank Canada common shares.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be payable on 31 March 2010, for shareholders of record on 15 March 2010.

Accounting policies adopted in 2009

Certain new accounting standards have become effective for 2009. This has resulted in a reclassification for the current and previous periods of the net carrying value of certain computer software costs from computer equipment included in land, buildings and equipment to intangible assets included in other assets although this has not resulted in any changes to the bank's total assets. In addition, corresponding amortization has been reclassified for the current and previous periods from premises and equipment expenses to other non-interest expense although there is no change in reported net income. Reference should be made to note 1 to the consolidated financial statements, which will be included in the annual report for 2009.

Certain prior period amounts have been reclassified to conform to the current year presentation.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, has more than 260 offices including over 140 bank branches. With around 8,500 offices in 86 countries and territories and assets of US$2,422 billion at 30 June 2009, the HSBC Group is one of the world's largest banking and financial services organisations. Visit the bank's website at hsbc.ca for more information about HSBC Bank Canada and its products and services.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's Annual Report for 2009 will be sent to shareholders in March 2010.

Caution regarding forward-looking financial statements

This document may contain forward-looking statements, including statements regarding the business and anticipated financial performance of HSBC Bank Canada. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest and foreign exchange rates, inflation level and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on interest rates and the bank's net interest margin may arise from actions taken by individual banks acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. In addition, there may be a number of factors relating to the valuation of non-bank ABCP. The factors disclosed above may not be complete and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition.

HSBC Bank Canada	Summary

	Quarter ended			Year ended
Figures in C$ millions	31 December	30 September	31 December	31 December	31 December
(except per share amounts)	2009	2009	2008	2009	2008

Earnings
Net income attributable to common shares	$148	$101	$115	448	573
Basic earnings per share (C$)	0.30	0.20	0.22	0.90	1.09

Performance ratios (%)^
Return on average common equity	17.3	11.8	12.8	13.1	16.6
Return on average assets	0.81	0.55	0.61	0.62	0.77
Net interest margin^	2.52	2.36	2.33	2.40	2.59
Cost efficiency ratio^^	44.2	52.2	49.3	48.4	49.6
Non-interest revenue:total revenue ratio	40.5	34.1	37.3	39.1	33.7

Credit information
Gross impaired credit exposures	$1,022	$1,139	$932
Allowance for credit losses
- Balance at end of period	638	709	615
- As a percentage of gross impaired credit exposures	62%	62%	66%
- As a percentage of gross loans and acceptances	1.46%	1.58%	1.24%

Average balances^
Assets	72,749	72,202	75,161	71,695	73,952
Loans	37,220	38,934	44,643	39,644	44,331
Deposits	52,840	52,103	53,522	51,436	52,109
Common equity	3,418	3,366	3,565	3,417	3,462

Capital ratios (%)
Tier 1	12.1	11.7	10.1
Total capital	14.9	14.4	12.5

Total assets under administration
Funds under management	28,174	27,035	21,287
Custodial accounts	10,721	10,336	9,221
Total assets under administration	$38,895	$37,371	$30,508

^ Net interest margin is net interest income divided by average interest earning assets for the period.
^^ The cost efficiency ratio is defined as non-interest expenses divided by total revenue.

HSBC Bank Canada	Consolidated Statements of Income (Unaudited)

	Quarter ended			Year ended
Figures in C$ millions	31 December	30 September	31 December	31 December	31 December
(except per share amounts)	2009	2009	2008	2009	2008

Interest income:
Loans	$468	$471	$670	$1,986	$3,016
Securities	71	68	75	275	288
Deposits with regulated financial institutions	4	3	14	14	94
	543	542	759	2,275	3,398

Interest expense:
Deposits	115	138	332	637	1,520
Interest bearing liabilities of subsidiaries, other
than deposits	25	26	42	120	195
Debentures	10	10	10	39	39
	150	174	384	796	1,754

Net interest income	393	368	375	1,479	1,644

Non-interest revenue:
Deposit and payment service charges	27	29	30	110	112
Credit fees	49	43	30	165	124
Capital market fees	58	35	22	153	88
Investment administration fees	33	30	28	117	130
Foreign exchange	10	12	13	41	49
Trade finance	5	6	7	24	24
Trading revenue (loss)	21	(15)	81	95	162
Gains (losses) on available-for-sale and other securities	(1)	(13)	(55)	8	(66)
Securitization income	39	24	22	102	87
Other non-interest revenue	18	27	22	67	80
Other mark-to-market accounting gains, net	8	12	23	69	47
	267	190	223	951	837
Total revenue	660	558	598	2,430	2,481

Non-interest expenses:
Salaries and employee benefits	153	164	137	642	644
Premises and equipment	41	40	40	165	153
Other	98	87	118	370	433
	292	291	295	1,177	1,230

Net operating income before provision for credit
losses	368	267	303	1,253	1,251

Provision for credit losses	131	97	136	515	379

Income before taxes and non-controlling
interest in income of trust	237	170	167	738	872
Provision for income taxes	66	48	38	207	253
Non-controlling interest in income of trust	7	6	7	26	26
Net income	$164	$116	$122	$505	$593
Preferred share dividends	16	15	7	57	20
Net income attributable to common shares	$148	$101	$115	$448	$573

Average common shares outstanding (000)	498,668	498,668	517,122	498,668	524,042
Basic earnings per share (C$)	0.30	0.20	0.22	0.90	1.09

HSBC Bank Canada	Consolidated Balance Sheets (Unaudited)

	At 31 December	At 31 December
Figures in C$ millions	2009	2008

Assets
Cash resources:
Cash and non-interest bearing deposits with the Bank of Canada
and other banks	$652	$434
Deposits with regulated financial institutions	1,245	1,421
	1,897	1,855

Securities:
Available-for-sale	12,682	9,683
Held-for-trading	1,986	1,079
Other	41	56
	14,709	10,818

Securities purchased under reverse repurchase agreements	8,496	6,682

Loans:
Business and government	18,442	23,067
Residential mortgages	11,359	11,869
Consumer finance loans	3,199	4,029
Other consumer loans	5,742	5,296
Allowance for credit losses	(638)	(615)
	38,104	43,646
Other:
Customers' liability under acceptances	4,966	5,209
Derivatives	1,100	2,448
Land, buildings and equipment	142	126
Other assets	1,923	1,265
	8,131	9,048
	$71,337	$72,049

Liabilities and Shareholders' equity
Deposits:
Regulated financial institutions	$754	$1,264
Individuals	21,578	21,064
Businesses and governments	27,875	29,634
	50,207	51,962
Other:
Acceptances	4,966	5,209
Interest bearing liabilities of subsidiaries, other than deposits	3,324	4,164
Derivatives	897	2,023
Securities sold under repurchase agreements	2,517	715
Securities sold short	1,148	631
Other liabilities	2,650	1,974
Non-controlling interest in trust and subsidiary	430	430
	15,932	15,146

Subordinated debentures	834	788
Shareholders' equity:
Capital stock
Preferred shares	946	696
Common shares	1,225	1,225
Contributed surplus	7	-
Retained earnings	2,113	1,950
Accumulated other comprehensive income	73	282
	4,364	4,153
Total liabilities and shareholders' equity	$71,337	$72,049

HSBC Bank Canada	Condensed Consolidated Statements of Cash Flows (Unaudited)

	Quarter ended			Year ended
Figures in C$ millions	31 December	30 September	31 December	31 December	31 December
	2009	2009	2008	2009	2008

Cash flows provided by (used in):
- operating activities	$431	$493	$62	$964	$1,212
- financing activities	237	899	342	(882)	2,073
- investing activities	(1,206)	(890)	(503)	137	(3,393)

Increase (decrease) in cash and cash equivalents	(538)	502	(99)	219	(108)
Cash and cash equivalents, beginning of period	1,177	675	519	420	528
Cash and cash equivalents, end of period	$639	$1,177	$420	$639	$420

Represented by:
- Cash resources per balance sheet	$652	$1,190	$434
- less non-operating deposits^	(13)	(13)	(14)
- Cash and cash equivalents, end of period	$639	$1,177	$420

^ Non-operating deposits are comprised primarily of cash restricted for recourse on securitization transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
                                           By:
                                                                  Name:        P A Stafford
                                                                                      Title           Assistant Group Secretary
                                                                         Date:         18 February 2010